Exhibit 12(b)


                              XEROX CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                (In Millions)

                          Six Months ended
                              June 30,        Year ended December 31,

                             1995   1994   1994  1993(*)1992    1991     1990
Fixed charges:
  Interest expense          $ 417  $ 360  $ 732   755 $  788  $  758    $ 799
  Rental expense               90     96    190   201    208     206      191
    Total fixed charges
       before capitalized
       interest               507    456    922   956    996     964      990
  Capitalized interest          -      1      2     5     17       3        -
    Total fixed charges     $ 507  $ 457  $ 924   961 $1,013  $  967   $  990

Earnings available for fixed
  charges:
  Earnings (**)           $ 746  $ 595 $1,558  (227) $ 192  $  939 $ 1,116
  Less undistributed
      income in minority
      owned companies         (63)   (35)   (54)  (51)   (52)    (70)    (60)
  Add fixed charges before
      capitalized interest    507    456    922   956    996     964     990
  Total earnings available
      for fixed charges    $1,190 $1,016 $ 2,426  678 $1,136  $1,833  $2,046

Ratio of earnings to
  fixed charges (1)(2)       2.35   2.22   2.63  0.71   1.12    1.90    2.07


(1) The ratio of earnings to fixed charges has been computed based on Xerox' continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, and one-third of rent expense as representative of the interest portion of rentals. Debt has been assigned to discontinued operations based on the net assets of the discontinued operations and debt to equity ratios that existed at the time the assets were acquired. Management believes that this allocation method is reasonable. The discontinued operations consist of Xerox' real estate development and related financing operations and its third-party financing and leasing businesses, and Other Financial Services businesses.








(12)

                                                              Exhibit 12(b)
                                                                   (Cont'd)


(2) Xerox' ratio of earnings to fixed charges includes the effect of the Xerox' finance subsidiaries who primarily finance Xerox equipment. Financing businesses, due to their nature, traditionally operate at lower earnings to fixed charge ratio levels than do non-financial companies.

(*) 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $238 million.


(**)   Income before income taxes and income in minority owned companies.

















(13)